Mail Stop 3720

May 22, 2006

Mr. Theodore M. Smartwood
President
Digital Imaging Resources Inc.
355 Madison Avenue
Morristown, NJ 07960

> **Re:** **Digital Imaging Resources Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed January 27, 2006**
>
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File No. 0-10176**

Dear Mr. Smartwood:

We have reviewed your supplemental response letters dated April 25 and May 12, 2006 and have the following comments. As noted in our comment letter dated March 23, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB
Financial Statements
Consolidated Statements of Operations, S-4

1.   Your April 23, 2006 response, to comment 3, states that you reversed the accrual of unpaid interest on those convertible notes and credited operating results. Tell us of your consideration of the guidance of EITF 85-17 for this transaction. It appears to us that accrued and unpaid interest should have been accounted for the same way as the principle amount of the debt converted and any unamortized issue discount or premium; and credited to capital and not operating results. Please revise your financial statements accordingly or explain to us how your accounting is in compliance with GAAP.

2.   Regarding your response to comment 8, in accordance with 16 paragraph of SFAS 115, please charge the outstanding balance of "other comprehensive loss" against results of operations for your fiscal year ending September 30, 2004.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
AD11
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561



TE   **SHEET**

DATE: May 22, 2006
TO:

RECIPIENT'S NAME: Mr. Thomas Smartwood
                          President

FAX NUMBER: 515-279-4475

TELEPHONE NUMBER:
REGISTRANT: Digital Imaging Resources, Inc.

FROM:

SENDER'S NAME: Joseph M. Kempf

DIRECT DIAL NUMBER: 202-551-3352

FACSIMILE NUMBER: 202-772-9205

NO. OF PAGES, INCLUDING FACSIMILE COVER PAGE: 3